

05076756

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 16623

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birkelbach & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7791 Belfort Rd.
(No. and Street)

Jacksonville	FL	32256
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James G. Hutchens, Jr.
(Name – *if individual, state last, first, middle name*)

106 Canal Blvd.	Ponte Vedra Beach	FL	32082
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Birkelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birkelbach & Company, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARY JANE MORALES
Comm# DD0403324
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Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRKELBACH & COMPANY
Jacksonville, Florida

FINANCIAL STATEMENTS
September 30, 2005 AND 2004

BIRKELBACH & COMPANY

CONTENTS

	Pages
Report of Certified Public Accountant	2
Statements of Financial Position	3
Statements of Operations and Retained Earnings	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	7-11

James G. Hutchens, Jr.
Certified Public Accountant
P.O. Box 889
Ponte Vedra Beach, Florida 32004-0889
904-280-1228
FAX 904-280-0928

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Birkelbach & Company
Jacksonville, Florida

I have audited the accompanying statements of financial position of Birkelbach & Company as of September 30, 2005 and 2004 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's Board of Directors. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Birkelbach & Company as of September 30, 2005 and 2004 and the results of its operations for the years then ended in conformity with accounting principles accepted in the United States of America.



James G. Hutchens, Jr.
Certified Public Accountant

November 21, 2005

BIRKELBACH & COMPANY
Jacksonville, Florida

STATEMENTS OF FINANCIAL POSITION
September 30, 2005 and 2004

	2005	2004
ASSETS		
Cash	8,798	8,162
TOTAL ASSETS - all current	$ 8,798	$ 8,162
LIABILITIES AND SHAREHOLDERS' EQUITY		
SHAREHOLDERS' EQUITY		
Common Stock, par value $ 10 per share authorized 500 shares, issued and outstanding 300 shares	$ 3,000	$ 3,000
Retained Earnings	5,798	5,162
Total Shareholders Equity	8,798	8,162
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,798	$ 8,162

The Notes to the Financial Statements
Are an Integral Part of the Financial Statements.

BIRKELBACH & COMPANY
Jacksonville, Florida

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended September 30, 2005 and 2004

	2005	2004
REVENUES		
Commission Revenue	$ 114,196	$ 155,144
Less Commission Expenses	111,000	152,347
Net Revenue	3,196	2,797
EXPENSES		
Professional Fees	1,200	1,700
Licenses, Dues, & Registration	1,125	1,047
Charitable Contributions	1,100	636
Office Overhead(Note3)	4,631	
Miscellaneous	55	87
Total Operating Expenses	8,111	3,470
INCOME(LOSS) FROM OPERATIONS	(4,915)	(673)
OTHER INCOME(Note 3)	5,551	765
INCOME(LOSS) BEFORE PROVISION FOR INCOME TAXES	636	92
PROVISION FOR INCOME TAXES	(95)	-0-
TAX BENEFIT FROM NET OPERATING LOSS CARRYFORWARD	95	-0-
NET INCOME(LOSS)	636	92
RETAINED EARNINGS, Beginning of Year	5,162	5,070
RETAINED EARNINGS, End of Year	$ 5,798	$ 5,162

The Notes to the Financial Statements
Are an Integral Part of the Financial Statements.

BIRKELBACH & COMPANY
Jacksonville, Florida

STATEMENTS OF CASH FLOWS
Years Ended September 30, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income(Loss)	$ 636	$ 92
Adjustment to reconcile net income (loss) to net cash provided(used) by operating activities:		
Net Cash Provided (Used) By Operating Activities	636	92
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	636	92
CASH AND CASH EQUIVALENTS, Beginning of Year	8,162	8,070
CASH AND CASH EQUIVALENTS, End of Year	$ 8,798	$ 8,162
SUPPLEMENTAL DISCLOSURES		
Cash Paid During Year for:		
Interest	$ -0-	$ -0-
Income Taxes	$ -0-	$ -0-

The Notes to the Financial Statements
Are an Integral Part of the Financial Statements.

BIRKELBACH & COMPANY
Jacksonville, Florida

NOTES TO FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

The Company is a member of the National Association of Securities Dealers and conducts its operations in accordance with membership requirements of that organization and the Securities and Exchange Commission. The Company does not carry customer accounts.

METHOD OF ACCOUNTING

The Company's records are maintained on the accrual basis of accounting for both financial and tax reporting purposes. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include checking accounts, money market accounts, and certificates of deposit maturing in six months or less.

Note 2. INCOME TAXES

The Company had federal and state net operating loss carryforwards of $ 4,046, which it used $ 636 to offset current taxable income. If not used, these credits will expire as follows:

Years Ending September 30,	NOL
2112	$ 1
2113	1,409
2114	1,602
2115	185
2116	122
2117	91
	$ 3,410

Note 3. RELATED PARTY TRANSACTIONS

In October, 2004, the Company entered into a cost-sharing agreement with the related Company, Birkelbach & Associates, for the provision of office space and general office expenses. During the fiscal year ended September 30, 2005, the amount of expenses owed to Birkelbach & Associates was $ 4631. The debt was, however, forgiven by Birkelbach & Associates and is reflected in the other income amount on the statement of operations.

SUPPLEMENTARY INFORMATION

James G. Hutchens, Jr.
Certified Public Accountant
P.O. Box 889
Ponte Vedra Beach, Florida 32004-0889
904-280-1228
FAX 904-280-0928

Board of Directors
Birkelbach & Company
Jacksonville, Florida

The accompanying supporting information required pursuant to Rule 17a-5(a) is presented for supplementary purposes and is not considered necessary for a fair presentation of the basic financial statements. My examination of the basic financial statements for the years ended September 30, 2005 and 2004, were made for the primary purpose of formulating an opinion on those statements. This supplementary data has been subjected to the applicable audit procedures I performed in my examination of the related basic financial statements.

In my opinion, all of the supporting information required by Rule 17a-5(a) is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



James G. Hutchens, Jr.
Certified Public Accountant

November 21, 2005

BIRKELBACH & COMPANY
Supplementary Information
September 30, 2005 and 2004

	2005	2004
1. CHANGES IN SHAREHOLDERS' EQUITY		
Shareholders' Equity - Beginning of Year	$ 8,162	$ 8,070
Net Income(Loss) for the Year	636	92
Shareholders' Equity - End of Year	$ 8,798	$ 8,162

2. LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company, at September 30, 2005 and 2004 had no liabilities that were subordinate to claims of general creditors.

3. PROCEDURES FOLLOWED FOR SAFEGUARDING SECURITIES

The Company does not have possession or control over securities.

4. MATERIAL INADEQUACIES SINCE PREVIOUS AUDIT

No Material inadequacies were disclosed as a result of audits for the years ended September 30, 2005 and 2004.

5. EXEMPTION FROM RULE 15C3-3

The Company claims exemption from Rule 15c3-3 under section (k)(1) - Limited Business.

BIRKELBACH & COMPANY
Computation of Net Capital
September 30, 2005

6. NET CAPITAL COMPUTATION

Total Assets	$ 8,798
Less Total Liabilities	-
Capital	8,798
Less Other Assets	-
Current Capital	8,798
Less Appropriate "Haircuts"	176
Adjusted Net Capital	8,622
Minimum Capital Required	5,000
Excess Capital	$ 3,622
Amount of Aggregate Indebtedness	-0-
Ratio of Adjusted Net Capital to Aggregate Indebtedness	-0-

BIRKELBACH & COMPANY
Net Capital Reconciliation
September 30, 2005

7. NET CAPITAL RECONCILIATION

Computation of Net Capital As presented in audited financial statements	$ 8,798
Computation of Net Capital As presented on Form X-17A-5 Focus Report	$ 8,798

The Company hereby states that no differences exist between the Company's September 30, 2005 Focus Report(audited) and the Company's September 30, 2005 audited financial statements(SEC Rule 17a-5(d)(4)).